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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                             UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                RDO EQUIPMENT CO.
                            (Name of Subject Company)

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                                RDO EQUIPMENT CO.
                      (Name of Person(s) Filing Statement)

                      CLASS A COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   749413-10-0
                      (CUSIP Number of Class of Securities)

                              --------------------

                           THOMAS K. ESPEL, TREASURER
                                RDO EQUIPMENT CO.
                           2829 UNIVERSITY DRIVE SOUTH
                                 FARGO, ND 58103
                              TEL.: (701) 239-8730
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

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                                    Copy to:

                              Thomas R. Marek, Esq.
                        Oppenheimer, Wolff & Donnelly LLP
                              Plaza VII, Suite 3300
                             45 South Seventh Street
                        Minneapolis, Minnesota 55402-1609
                              Tel.: (612) 607-7000

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|X|      Check the box if the filing relates solely to preliminary
         communications made before the commencement of a tender offer.

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


On January 22, 2003, RDO Equipment Co. issued the following press release announcing that its Board of Directors has formed a Special Committee of non-management directors to review and evaluate the anticipated offer from Ronald D. Offutt to acquire all of the shares of the Class A Common Stock of RDO Equipment that Mr. Offutt does not currently own or control.


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                                               CONTACT:  RDO Equipment, Fargo
                                                         Thomas K. Espel
                                                         701/297-4288
                                                         invest@rdoequipment.com
                                                         -----------------------

                      RDO EQUIPMENT FORMS SPECIAL COMMITTEE
            TO REVIEW OFFUTT TENDER OFFER; INVESTMENT BANKER ENGAGED

         FARGO, N.D., January 22, 2003 - RDO Equipment Co. (NYSE: RDO) announced today that its Board of Directors has formed a Special Committee of non-management directors to review and evaluate the anticipated offer from Ronald D. Offutt to acquire all of the shares of the Class A Common Stock of the Company that Mr. Offutt does not currently own or control. Mr. Offutt is the Chairman of the Board and Chief Executive Officer of the Company and beneficially owns 8,125,884 shares of the Company's Class A Common Stock (assuming conversion of his 7,450,492 shares of Class B Common Stock into an equal number of shares of Class A Common Stock), or approximately 63.5% of the outstanding shares of the Company. The Company received a letter from Mr. Offutt on December 16, 2002 stating that Mr. Offutt was considering a tender offer directly to the stockholders of the Company at an offer price of between $5.22 and $5.66 per share.

         The Special Committee has hired the national investment banking firm of Houlihan Lokey Howard & Zukin ("Houlihan Lokey") to provide financial advisory services, including assistance in strategic alternative analysis and fairness evaluation, to the Special Committee in connection with the anticipated offer from Mr. Offutt. The Special Committee has also engaged Fredrikson & Byron, P.A. to serve as its separate legal counsel.

         The Special Committee, together with its financial and legal advisors, plans to review and evaluate any offer made by Mr. Offutt. The Special Committee expects that its process of review and evaluation may require at least two to four weeks. Upon completion of that process, if Mr. Offutt makes a formal offer to the stockholders, the Special Committee will advise the Company's stockholders of whether the Special Committee (i) recommends acceptance or rejection of Mr. Offutt's offer; (ii) expresses no opinion and remains neutral toward the offer; or (iii) is unable to take a position with respect to the offer. Stockholders should defer their decision with respect to any offer anticipated to be made by Mr. Offutt until Mr. Offutt makes a formal offer and the Special Committee has completed its evaluation and disclosed its position with respect to the anticipated offer.


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


         Mr. Offutt had originally intended to formally commence his offer on or about January 20, 2003, however, the Special Committee has requested additional time to evaluate and possibly negotiate the offer with Mr. Offutt. Mr. Offutt has agreed to provide the Special Committee additional time for this purpose.

         Mr. Offutt has stated that until he formally commences a tender offer to the Company's stockholders, he reserves the right, in his sole and absolute discretion, not to proceed with an offer for any reason.

         RDO Equipment Co. specializes in the distribution, sale, service, rental and finance of equipment and trucks to the agricultural, construction, manufacturing, transportation, and warehousing industries, as well as to public service entities, government agencies and utilities. These operations, which consist of 45 retail stores in 9 states, include one of the largest networks of John Deere construction and agricultural stores in North America. Information about the Company, including recent news and product information, is available on the Internet at - WWW.RDOEQUIPMENT.COM.

         THE PRESS RELEASE ABOVE IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES OF RDO EQUIPMENT. IF MR. OFFUTT PROCEEDS WITH THE OFFER, HE WILL FILE DOCUMENTATION REGARDING THE OFFER WITH THE SEC. RDO EQUIPMENT WILL ALSO BE REQUIRED TO FILE DOCUMENTATION REGARDING ITS RESPONSE TO THE OFFER. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THIS DOCUMENTATION, WHEN AND IF IT BECOMES AVAILABLE, BECAUSE THIS DOCUMENTATION WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE TENDER OFFER DOCUMENTATION (WHEN AND IF AVAILABLE) AND OTHER RELATED DOCUMENTS FILED BY MR. OFFUTT AND RDO EQUIPMENT AT THE SEC'S WEB SITE AT WWW.SEC.GOV. THE TENDER OFFER DOCUMENTATION AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED FROM RDO EQUIPMENT BY DIRECTING SUCH REQUEST TO RDO EQUIPMENT CO., 2829 SOUTH UNIVERSITY DRIVE, FARGO, ND 58109, TEL (701) 297-4288, ATTENTION: THOMAS
K. ESPEL.


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